SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2015

G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Northern Industrial Zone, Yavne, Israel 8122216
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒ FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”) has been informed that B.S.D Crown Ltd. (“BSD”), the Company's indirect controlling shareholder received notification from Mr. Zvi Williger and Zvi V & Co. Company Ltd. of their intention to exercise a portion of their rights under the put option granted to them by BSD in relation to 166,666 ordinary shares of the Company for consideration of $2,000,000. On May 7, 2015, BSD paid such amount and acquired the shares. Following such transaction, BSD now directly holds 2.29% of the outstanding shares of the Company and indirectly holds approximately 38.89% of the outstanding shares of the Company through Willi-Food Investments Ltd., the Company's direct controlling shareholder.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.

Dated: May 11, 2015
	By:	/s/ Itai Loewenstein
Name: Itai Loewenstein
Title: Chief Financial Officer